

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2011

<u>Via E-Mail</u>

M. Todd Wade, Esq.
Bryan Cave LLP
1201 West Peachtree Street, NW
Fourteenth Floor
Atlanta, GA 30309

>   **Re: A.C. Moore Arts & Crafts, Inc.**
>   **Schedule TO-T filed October 18, 2011 by Nicole Crafts LLC, Sbar's**
>   **Acquisition Corporation and Adolfo Piperno**
>   **SEC File No. 005-53645**

Dear Mr. Wade:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Summary Term Sheet, page i</u>

1.   We note that your offer is subject to a financing condition defined as the Financing Proceeds Condition. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Please advise of your intent in this regard.

M. Todd Wade, Esq.
Bryan Cave LLP
October 21, 2011
Page 2

2.	We note your disclosure on page 4 that you do not believe your financial condition is relevant to a security holder's decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

Acceptance for Payment, page 14

3.	Please revise the language in the penultimate paragraph of this section that states that you will return unpurchased or untendered Shares "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

·	the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions